KEITH CROSSLAND

EXPERIENCE:

Jan 2020 – Present

Immerse Underwater Safari
Founder & Chief Aquanaut

- Conceived business model targeting marine life awareness from inception including the creation of the strategic and operating plans
- Successfully partnered with the world's largest hotel company and separately partnered with the world's highest rated hotel company
- Secured an operating partnership with acclaimed international watersport operator Dive Butler International
- Effectively negotiated a sales agreement to acquire our submersible for 50% of its value or 27% of its replacement cost
- Regarded as an industry thought leader having hosted New York Times travel panel on Responsible Recreation

May 2019 – Jan 2020

Alpha Submarines
Director of Submersibles

- Lead the submersible division including business model development
- Built the financial model and helped secure funding for the St. Thomas based operations
- Constructed a network of submarine industry experts leading to the founding of Immerse Underwater Safari

Aug 2016 – Sep 2020

John Brown Real Estate
Founder & Chief Investment Officer

- Acquired GP & LP ownership in five commercial real estate properties spanning over 1.1 million square feet
- Built proprietary algorithm for generating outsized returns for non-traditional asset types
- Underwrote, obtained financing, and provided property management service to assets located throughout the US

Jun 2011 – Oct 2019

Comptroller of the Currency
Credit Risk Examiner

- Managed credit risk for multi-billion-dollar loan portfolios at some of the world's largest banks
- Served on national credit committees communicating credit risk exposure in the entire banking industry
- Lead teams on assignments evaluating credit risk in several industries covering private equity, public equites, and commercial real estate

EDUCATION:

Jan – Mar 2020 **Y-Combinator Start-Up School Graduate**

Jan 2017 – May 2019 **New York University**
M.S. Degree in Sustainable Development & Finance

- Graduated Magna Cum Laude top 10 percentile of class with a GPA of 3.84

Aug 2008 – May 2011 **Rhode Island College**
B.S. Degree in Accounting

- President of Accounting Association
- Recognized by National Honors Society

PERSONAL ACHIEVEMENTS:

- Chief Submarine Pilot Candidate
- Surface Officer Candidate
- Sustainable Development Thought Leader
- Responsible Recreation Panelist
- National Credit Risk Advisor
- Served as financial expert in international CASE competition
- President of Homeowner's Association